June 21, 2010

Chris Harley
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Macatawa Bank Corporation Item 4.01 Form 8-K Filed May 21, 2010 Item 4.01 Form 8-K/A Filed June 3, 2010 File No. 000-25927

                    This letter provides Macatawa Bank Corporation's (the "Company") response to the Commission staff letter dated June 10, 2010 (the "Comment Letter"). For convenience of reference, the comments in the Comment Letter are set forth in full below and the Company's responses to the comments immediately follow.

                    The Company thanks the Commission staff for its comments. The Company is committed to full disclosure and compliance with the Commission's rules and regulations.

Item 4.01 Changes in Registrant's Certifying Accountant

Comment 1:

We note the disclosure that the engagement with Crowe Horwath LLP ended with the filing of the company's Form 10-K Annual Report and was not renewed.  Also, you state that Crowe Horwath was engaged during 2010 for the limited purpose of performing a review of the unaudited quarterly financial statements included in the company's Form 10-Q Quarterly Report for the quarter ended March 31, 2010.  In this regard, the staff notes that the Form 10-K, Annual Report and Form 10-Q were filed on March 30, 2010, March 31, 2010 and April 29, 2010, respectively.  In addition, the auditor's letter which appears as Exhibit 16 states that on May 18, 2010 Crowe Horwath was notified that they had been dismissed.  Please amend your Form 8-K to state whether your former auditor resigned, declined to stand for re-election, or was dismissed and the date thereof.  Also, indicate whether the decision to change auditors was recommended or

Chris Harley
June 21, 2010

________________________________

approved by any audit or similar committee of the board of directors or the board of directors.

Response:

                    The Company acknowledges that it did not expressly state whether its former auditor, Crowe Horwath LLP ("Crowe Horwath"), "resigned, declined to stand for re-election, or was dismissed," using the exact words used in Item 304 of Regulation S-K. The Company chose not to use any of those words because it believes none of them accurately describe what occurred. Beginning in 2009 and continuing until 2010, the Company conducted a request for proposals process for its independent auditor for the year ending December 31, 2010. Crowe Horwath had an opportunity, and did, submit a proposal for the 2010 engagement in that process. As a result of that process, the Company selected and appointed its new auditor, BDO Seidman, LLP ("BDO Seidman") and, as a result, did not select the proposal of Crowe Horwath and renew the engagement of Crowe Horwath as its independent auditor. The Company views this as an affirmative decision to select BDO Seidman as its independent auditor, not a dismissal of Crowe Horwath. Therefore, the Company did not feel it was appropriate to state that it had "dismissed" Crowe Horwath.

                    The Company acknowledges that it did not expressly state whether the decision to "change auditors" was recommended or approved by any audit or similar committee of the board of directors or the board of directors, using the exact words in Item 304 of Regulation S-K. Instead, the Company stated that the selection of BDO Seidman was recommended and approved by the Company's Audit Committee. The Company believes that this disclosure adequately conveys that its Audit Committee approved the change in auditors. Approving the selection of BDO Seidman as the Company's new independent auditor implicitly, but clearly, communicates that the Audit Committee approved the decision to change auditors.

                    The Company will file an amended Form 8-K, in substantially the form included with this letter, to clarify the date on which it did not renew the engagement of Crowe Horwath as its independent auditor and to file a new letter from Crowe Horwath addressing the revised disclosures.

Item 9.01 Financial Statements and Exhibits

Exhibit 16.1 Auditor's Letter

Comment 2:

Chris Harley
June 21, 2010

________________________________

In the amended Form 8-K, please include a new letter from the former auditor addressing the revised disclosures.

Response:

                    See paragraph 3 under the Company's response to Comment 1 above.

Acknowledgment

                    The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Jon W. Swets

Jon W. Swets Chief Financial Officer

[DRAFT]

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  May 18, 2010

MACATAWA BANK CORPORATION
(Exact name of registrant as specified in its charter)

Michigan (State or other jurisdiction of Incorporation)	000-25927 (Commission File Number)	38-3391345 (I.R.S. Employer Identification No.)

10753 Macatawa Drive, Holland, Michigan (Address of principal executive offices)	49424 (Zip Code)

(616) 820-1444
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former name or former address, if changed since last year)

          Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425).

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12).

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b)).

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)).

Explanatory Note:

Macatawa Bank Corporation (the "Company") is filing this Form 8-K/A as an amendment to its Current Report on Form 8-K filed on May 21, 2010, as amended by its Form 8-K/A filed on June 3, 2010 (the "Initial Report"). Item 4.01, Item 9.01 and Exhibit 16.1 of the Initial Report are amended in their entirety and replaced by the following.

Item 4.01           Changes in Registrant's Certifying Accountant.

On May 18, 2010, the Company's Audit Committee selected and appointed BDO Seidman, LLP ("BDO Seidman") as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2010. On May 20, 2010, the Company's Board of Directors ratified and approved the Audit Committee's selection and appointment of BDO Seidman as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2010. The selection and appointment of BDO Seidman followed a request for proposals process conducted by the Company during 2009 and 2010. The selection and appointment of BDO Seidman was recommended and approved by the Company's Audit Committee, which is comprised entirely of independent directors.

Crowe Horwath LLP ("Crowe Horwath") served as the Company's independent auditors for the year ended December 31, 2009 and was engaged during 2010 for the limited purpose of performing a review of the unaudited quarterly financial statements included in the Company's Form 10-Q Quarterly Report for the quarter ended March 31, 2010. On May 18, 2010, the Company's Chief Financial Officer notified Crowe Horwath that the engagement of Crowe Horwath as the Company's independent auditors would not be renewed and that BDO Seidman had been selected and appointed as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2010.

In connection with the audit of the Company's financial statements for the year ended December 31, 2009, two "disagreements" (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K issued under the Securities Exchange Act of 1934, and its related instructions) between the Company and Crowe Horwath occurred. The first disagreement related to the amount of the provision for loan losses for the fourth quarter of 2009. This disagreement was resolved to the satisfaction of Crowe Horwath.

The second disagreement related to the inclusion by Crowe Horwath of a going concern paragraph in its opinion on its audit of the Company's consolidated financial statements as of and for the year ended December 31, 2009. Additional information about this disagreement may be found in (i) the Company's Annual Report on Form 10-K for the year ended December 31, 2009 in Item 8 under the heading "Report of Independent Registered Public Accounting Firm" and under Note 2 to the consolidated financial statements; and (ii) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 in Part I, Item 1 under Note 2 to the consolidated financial statements (unaudited). This information is here incorporated by reference.

The Audit Committee discussed the subject matter of the disagreements with Crowe Horwath. The Company has authorized Crowe Horwath to respond fully to the inquiries of BDO Seidman concerning the subject matter of the disagreements.

Other than the disagreements described above, during the two years ended December 31, 2009 and 2008 and through May 18, 2010, there were no other "disagreements" (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K issued under the Securities Exchange Act of 1934, and its related instructions) between the Company and Crowe Horwath on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of Crowe Horwath, would have caused Crowe Horwath to make reference to the subject matter of the disagreement in connection with its reports.

Crowe Horwath's reports on the Company's financial statements as of and for the years ended December 31, 2009 and December 31, 2008 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except for the going concern paragraph in its opinion on its audit of the Company's consolidated financial statements as of and for the year ended December 31, 2009 described above.

During the course of the audit procedures for 2009, Crowe Horwath identified certain deficiencies in the Company's credit administration practices and allowance for loan losses determination process. Crowe Horwath concluded that these control deficiencies constituted a "material weakness" in internal control over financial reporting at December 31, 2009. The Chief Executive Officer and Chief Financial Officer of the Company also concluded that the control deficiencies constituted a material weakness in internal control over financial reporting at December 31, 2009. Additional information about this material weakness may be found in (i) the Company's Annual Report on Form 10-K for the year ended December 31, 2009 in Item 9A; and (ii) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 in Part I, Item 4. This information is here incorporated by reference. The Audit Committee discussed this event with Crowe Horwath. The Company has implemented improved controls intended to remediate this weakness. However, as of the date of this report, improved controls have not been in operation long enough to measure their operating effectiveness and accordingly the material weakness has not been resolved to the satisfaction of Crowe Horwath. The Company has authorized Crowe Horwath to respond fully to the inquiries of BDO Seidman concerning this matter.

Other than the material weakness described above, during the two years ended December 31, 2009 and 2008 and through May 18, 2010, there were no "reportable events" (as that term is defined in Item 304(a)(1)(v) of Regulation S-K issued under the Securities Exchange Act of 1934, and its related instructions) between the Company and Crowe Horwath.

During the two years ended December 31, 2009 and 2008 and through May 18, 2010, the Company did not consult with BDO Seidman regarding the application of accounting principles to a specified transaction (either completed or proposed), the type of audit opinion that might be rendered on the Company's financial statements, or any matter that was the subject of a disagreement or reportable event.

The Company provided Crowe Horwath with a copy of the information disclosed in this report and requested that Crowe Horwath furnish the Company a letter addressed to the Commission stating whether it agrees with the statements made by the Company in this report and, if not, stating the respects in which it does not agree. A copy of the letter is filed with this report as Exhibit 16.1.

Item 9.01	Financial Statements and Exhibits

(d)	Exhibits

16.1	Auditor's Letter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June __, 2010	MACATAWA BANK CORPORATION

By
Jon W. Swets Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Document

16.1	Auditor's Letter.